Exhibit 99.1

EXPLANATORY NOTE

The business acquisition report of Cenovus Energy Inc. (the “Corporation”) originally dated July 19, 2017 (the “Original BAR”) has been amended by this amended and restated business acquisition report (the “Amended BAR”) to specifically incorporate by reference certain oil and gas information and related disclosure contained in the Corporation’s material change report dated April 5, 2017, and to make certain corresponding changes to references to such information in the report. The Amended BAR replaces the Original BAR.

Other than the amendments referred to above, this Amended BAR does not change any of the information contained in the Original BAR or reflect any events that have occurred after the date of the Original BAR. This explanatory note does not form a part of, and is not incorporated by reference in, the Amended BAR.

FORM 51-102F4

AMENDED AND RESTATED BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Cenovus Energy Inc. (the “Corporation”)

2600, 500 Centre Street S.E.

Calgary, Alberta T2G 1A6

1.2	Executive Officer

The name and business telephone number of an executive officer of the Corporation who is knowledgeable about the Acquisition (as defined below) and this report is:

Alan Reid

Executive Vice-President, Environment, Corporate Affairs,

Legal & General Counsel

Phone: (403) 766-2000

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On May 17, 2017, the Corporation completed its acquisition (the “Acquisition”) from ConocoPhillips Company and certain of its affiliates (collectively, “ConocoPhillips”) of: (i) ConocoPhillips’ 50% interest (the “FCCL Interest”) (being the remaining 50% interest that the Corporation did not already own) in FCCL Partnership (“FCCL”), the owner of the Foster Creek, Christina Lake and Narrows Lake oil sands projects in northeast Alberta, and (ii) the majority of ConocoPhillips’ western Canadian conventional assets, including ConocoPhillips’ exploration and production assets and related infrastructure and agreements in the Elmworth-Wapiti, Kaybob-Edson and Clearwater operating areas and other operating areas, and all of ConocoPhillips’ interest in petroleum and natural gas rights and oil sands leases within a certain area of mutual interest northwest of Foster Creek (collectively, the “Western Canadian Conventional Assets” or the “Deep Basin Assets”).

The Acquisition provides the Corporation with full control over its oil sands operations and current and potential future growth projects at Foster Creek, Christina Lake and Narrows Lake, doubles the Corporation’s oil sands production, and almost doubles its proved bitumen reserves. The transaction gives the Corporation an additional growth platform with more than 3 million net acres of undeveloped land, exploration and production assets and related infrastructure in the Deep Basin Assets. The Deep Basin Assets are expected to provide complementary short-cycle development opportunities with high return potential.

The Corporation is progressing its previously announced plan to divest non-core assets and is targeting between CA$4 billion and CA$5 billion in announced sales agreements by the end of the year, which is expected to more than satisfy the Asset Sale Bridge Facility (as defined below).

The Corporation is now targeting to reach divestiture agreements by the end of 2017 for its entire legacy conventional portfolio.

Additional information on the Acquisition and/or the Corporation’s planned asset sales is available in the Corporation’s news releases dated March 29, April 6, April 26, May 17 and June 20, 2017, its material change report dated April 5, 2017 (the “Material Change Report”), its management’s discussion and analysis dated April 25, 2017 for the three months ended March 31, 2017 and the Prospectus Supplement (as defined below) which are filed and available on SEDAR under the Corporation’s profile at www.sedar.com. Such news releases, Material Change Report, management’s discussion and analysis and Prospectus Supplement (other than the financial statements contained in the Prospectus Supplement and oil and gas information and related disclosure contained in the Material Change Report, in each case as specifically referenced in Item 3 of this report) do not form part of, and are not incorporated by reference in, this report.

2.2	Acquisition Date

The Acquisition closed on May 17, 2017 (the “Closing Date”) with an effective date of January 1, 2017.

2.3	Consideration

Acquisition Financing

For the purposes of partially financing the cash portion of the Purchase Price (as defined below), on March 29, 2017, Royal Bank of Canada and JPMorgan Chase Bank, N.A. committed to provide the Corporation senior unsecured bridge term loan credit facilities in an aggregate principal amount of up to CA$10.5 billion on a fully underwritten basis. These credit facilities (collectively, the “Acquisition Credit Facilities”) consisted of: (i) an equity bridge term loan credit facility in an aggregate principal amount of CA$3.0 billion (the “Equity Bridge Facility”); (ii) a debt bridge term loan credit facility in an aggregate principal amount of CA$3.9 billion (the “Debt Bridge Facility”); and (iii) an asset sale bridge term loan credit facility in an aggregate principal amount of CA$3.6 billion (the “Asset Sale Bridge Facility”). The three tranches of the Asset Sale Bridge Facility mature 12 months, 18 months and 24 months, respectively, following the Closing Date.

The Corporation replaced the Equity Bridge Facility with the proceeds of the offering (the “Equity Offering”) by way of a prospectus supplement dated March 29, 2017 (the “Prospectus Supplement”) to a short form base shelf prospectus dated February 24, 2016 of common shares in the capital of the Corporation (“Common Shares”) completed on April 6, 2017. Pursuant to the Equity Offering, the Corporation issued 187.5 million Common Shares at a price of CA$16.00 per Common Share for aggregate gross proceeds of CA$3.0 billion.

The Corporation replaced the Debt Bridge Facility with the proceeds of a US$2.9 billion offering (the “Debt Offering”) of senior notes which was completed on April 7, 2017. The notes were issued by the Corporation in three series: US$1.2 billion principal amount of 4.25% senior notes due 2027, US$700 million principal amount of 5.25% senior notes due 2037, and US$1.0 billion principal amount of 5.40% senior notes due 2047.

On April 28, 2017, the Corporation entered into an amending agreement with its lending syndicate to increase the total capacity under the Corporation’s committed credit facility and extend the maturities of its credit facility tranches to 2020 and 2021. After giving effect to such amendments and extensions, the Corporation has a CA$4.5 billion (or the equivalent amount in US$) committed credit facility (the “Credit Facility”), which consists of a CA$1.2 billion tranche which matures on November 30, 2020 and a CA$3.3 billion tranche which matures on November 30, 2021.

Acquisition Consideration

In accordance with the terms of the purchase and sale agreement between the Corporation and ConocoPhillips dated March 29, 2017, as amended by the amending agreement dated effective May 16, 2017 (together, the “Purchase Agreement”), the Corporation paid to ConocoPhillips approximately US$10.6 billion in cash, before adjustments, and issued to ConocoPhillips 208 million Common Shares as consideration for the Acquisition (together, the “Purchase Price”). Any adjustments to the cash portion of the Purchase Price will be determined on a post-closing basis in accordance with the terms of the Purchase Agreement. The closing price of the Common Shares on the Toronto Stock Exchange on the Closing Date was CA$12.65 and the CA$ to US$ daily average exchange rate quoted by the Bank of Canada on the Closing Date was CA$1.3614.

The cash portion of the Purchase Price was financed through: (i) the net proceeds of the Equity Offering; (ii) the net proceeds of the Debt Offering; (iii) CA$3.6 billion drawn under the Asset Sale Bridge Facility; (iv) US$900 million drawn under the Credit Facility; and (iv) cash on hand. The Corporation is targeting to conduct certain non-core conventional asset divestitures which are intended to generate sale proceeds to repay and retire the Asset Sale Bridge Facility in accordance with its terms.

On the Closing Date, the Corporation also entered into a contingent payment agreement with ConocoPhillips under which, for a five-year term commencing on the Closing Date, the Corporation has agreed to make contingent payments to ConocoPhillips for each quarter in which the average daily price of WCS is above CA$52/bbl. The payments will be calculated by multiplying CA$6 million by the amount the average daily WCS price exceeds CA$52/bbl. The calculation includes an adjustment mechanism related to certain significant production outages which may reduce the amount of a contingent payment. There are no maximum payment terms.

2.4	Effect on Financial Position

Except as described herein, the Corporation does not have any current plans or proposals for material changes in the Corporation’s business affairs or the affairs of the acquired business which may have a significant effect on the financial performance and financial position of the Corporation.

2.5	Prior Valuations

To the knowledge of the Corporation, there has been no valuation opinion obtained within the last 12 months by ConocoPhillips or the Corporation required by securities legislation or a Canadian exchange or market to support the consideration paid by the Corporation in connection with the Acquisition.

2.6	Parties to Transaction

Immediately prior to the completion of the Acquisition, ConocoPhillips may have been considered, under applicable securities laws in Canada, to be an associate (as such term is defined under applicable securities laws in Canada) of the Corporation as a result of being a partner in FCCL with the Corporation. Immediately following completion of the Acquisition, ConocoPhillips is considered to be an informed person (as such term is defined under applicable securities laws in Canada) of the Corporation as a result of ConocoPhillips owning, or controlling or directing, directly or indirectly, voting securities of the Corporation carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation.

2.7	Date of Report

December 8, 2017.

Item 3	Financial Statements and Other Information

The following financial statements, together with the notes thereto, are contained in Appendix “B” to the Prospectus Supplement which is filed and available on SEDAR under the Corporation’s profile at www.sedar.com, and are hereby incorporated by reference and form part of this report:

(a)	Audited operating statements of the Western Canadian Conventional Assets for the years ended December 31, 2016 and December 31, 2015 (the “WCCA Statements”);

(b)

Audited financial statements of FCCL comprising the balance sheets as at December 31, 2016 and January 1, 2016 and the statements of earnings and comprehensive income, partners’ equity and cash flows for the period from January 2, 2016 to December 31, 2016 and the year ended January 1, 2016 and related notes (collectively, the “FCCL Statements”); and

(c)

Unaudited pro forma consolidated financial statements of the Corporation as at and for the year ended December 31, 2016 comprised of the Corporation’s unaudited pro forma consolidated balance sheet as at December 31, 2016 (the “Pro Forma Balance Sheet”), the Corporation’s unaudited pro forma consolidated statement of earnings for the year ended December 31, 2016 (the “Pro Forma Income Statement”) and the Corporation’s unaudited pro forma consolidated operating statement for the year ended December 31, 2016 (the “Pro Forma Operating Statement” and, together with the Pro Forma Balance Sheet, the Pro Forma Income Statement and the unaudited notes thereto, the “Pro Forma Statements”).

In addition, the first two paragraphs under the heading “The Acquisition – Acquisition Rationale”, the reserves data and other oil and gas information included under the headings “Selected Oil and Gas Information in Respect of the Assets” and “Selected Combined Operational and Reserves Information” and the disclosure under the headings “Forward-Looking Statements”, “Reserves and Resources Disclosure” and “Abbreviations” contained in the Material Change Report, which is filed and available on SEDAR under the Corporation’s profile at www.sedar.com, is hereby incorporated by reference and forms part of this report.

Cautionary Note Regarding Forward-looking Information

This report contains certain forward looking statements and forward looking information (collectively referred to as “forward looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about the Corporation’s current expectations, estimates and projections about the future, based on certain assumptions made by the Corporation in light of the Corporation’s experience and perception of historical trends. Although the Corporation believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this report is identified by words such as “expects”, “intends”, “targets”, “planned” or similar expressions and includes suggestions of future outcomes, including statements regarding any post-closing adjustments to the Purchase Price, the effect of the Acquisition on future oil sands production, proved bitumen reserves and the Corporation’s growth platform including the potential of development opportunities, future contingent payments, the Corporation’s ability to successfully complete planned asset sales, including with desired transaction metrics and on targeted timelines, anticipated use of proceeds of planned asset sales, the effect on the results of operations and financial position of the Corporation of any of the Corporation’s plans in respect of the assets acquired pursuant to the Acquisition and pro forma financial information incorporated by reference in this report. Readers are cautioned not to place undue reliance on forward looking information as the Corporation’s actual results may differ materially from those expressed or implied.

Developing forward looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to the Corporation and others that apply to the industry in general. The factors or assumptions on which the forward looking information is based include: expectations regarding any post-closing adjustments to the Purchase Price being made in accordance with the terms of the Purchase Agreement; the integration of the Deep Basin Assets and staff; expected impacts of the Acquisition and related financing; the Corporation’s ability to successfully complete planned asset sales, including with desired transaction metrics and on targeted timelines; the anticipated use of proceeds of planned asset sales; and other risks and uncertainties described from time to time in the filings the Corporation makes with securities regulatory authorities.

Events or circumstances could cause the Corporation’s actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward looking information including: possible failure to successfully complete planned asset sales, including with desired transaction metrics and on targeted timelines; and possible failure to realize the anticipated benefits of and synergies from the Acquisition. You should carefully consider the matters discussed under “Risk Factors” in the Prospectus Supplement. You should also refer to “Risk Factors” in the Corporation’s annual information form dated February 15, 2017 for the year ended December 31, 2016, “Risk Management” in each of the Corporation’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2016 and management’s discussion and analysis of financial condition and results of operation for the period ended March 31, 2017, “Risk Factors – Risks Related to the Acquisition” in the Prospectus Supplement and the statements under the heading “Forward Looking Information” in the Corporation’s press release dated June 20, 2017 relating to, among other things, the Corporation’s planned asset sales.

You should not place undue reliance on the forward looking information contained in this report, as actual results achieved will vary from the forward looking information provided in this report and the variations may be material. The Corporation makes no representation that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward looking information contained in this report is made as of the date of this report. Except as required by applicable securities law, the Corporation undertakes no obligation to update publicly or otherwise revise any forward looking information, whether as a result of new information, future events or otherwise. This cautionary statement qualifies all forward looking information contained in this report.

Presentation of Financial Information

The WCCA Statements are reported in Canadian dollars and prepared in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards (“NI 52-107”) for operating statements and derived from financial statements prepared in accordance with United States generally accepted accounting principles and may not be comparable to financial statements of Canadian companies prepared in accordance with International Financial Reporting Standards (“IFRS”). The FCCL Statements are reported in Canadian dollars and prepared in accordance with IFRS.

As noted above, the WCCA Statements are incorporated by reference in this report in accordance with disclosure requirements under Canadian securities laws, pursuant to subsection 3.11(5) of NI 52-107 for operating statements of acquired oil and gas properties, which requirements differ from the relevant disclosure requirements under United States securities laws. The presentation and disclosure of the information contained in the WCCA Statements would vary under the disclosure standards prescribed by United States securities laws and may not be comparable to disclosure on acquired oil and gas properties of United States companies. The line items in the WCCA Statements have been prepared in all respects using accounting policies that are permitted by generally accepted accounting principles in the United States, with such accounting policies applying to those line items as if such line items were presented as part of a complete set of financial statements. See also note 1 to the WCCA Statements incorporated by reference in this report.

Caution Regarding Unaudited Pro Forma Consolidated Financial Statements

The Pro Forma Balance Sheet gives effect to: (i) the Equity Offering; (ii) the Acquisition Credit Facilities; and (iii) the completion of the Acquisition (including the issuance of the 208,000,000 Common Shares as part of the Purchase Price) as if the Acquisition had occurred on December 31, 2016.

The Pro Forma Income Statement gives effect to the acquisition of the FCCL Interest and the Pro Forma Operating Statement gives effect to the acquisition of the FCCL Interest and the Deep Basin Assets as if the Acquisition had occurred on January 1, 2016. None of the Pro Forma Statements give effect to any adjustments for planned asset sales that may be completed by the Corporation as described in this report or any of the filings the Corporation has made with securities regulatory authorities.

The Pro Forma Statements have been prepared using certain of the Corporation’s historical financial statements, the WCCA Statements and the FCCL Statements, as more particularly described in the notes to such Pro Forma Statements. In preparing the Pro Forma Statements, the Corporation has not independently verified the WCCA Statements. The Pro Forma Statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected therein occurred on the dates indicated. Actual amounts recorded upon the finalization of the purchase price allocation under the Acquisition may differ from the amounts reflected in the Pro Forma Statements.

Since the Pro Forma Statements were developed to retroactively show the effect of a transaction that was expected to occur at a later date, and even though they were prepared following generally accepted practice using reasonable assumptions, the Pro Forma Statements reflect limitations inherent in the very nature of pro forma data. The data contained in the Pro Forma Statements represents only a simulation of the potential financial impact of the Acquisition and related adjustments which are preliminary in nature. Undue reliance should not be placed on the Pro Forma Statements. The assumptions and estimates underlying Pro Forma Statements may be materially different from the Corporation’s actual experience going forward.

Abbreviations

bbl                     barrel

CA$                   Canadian dollars

US$                   United States dollars

WCS                  Western Canadian Select crude blend